UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

ACME AtronOmatic, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00987

Delaware	93-2279864
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

111 W Jefferson St, Suite 200
Orlando, FL	32801
(Address of principal executive offices)	(Zip Code)

(407) 720-5275
Issuer’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report the term “ACME AtronOmatic” or “the company” refers to ACME AtronOmatic, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. DESCRIPTION OF BUSINESS

Overview

We founded the company in 2009 in order to develop software that better anticipates weather and environmental threats. The company was originally founded as ACME AtronOmatic, LLC, a Florida limited liability company. In 2023, we reorganized as a Delaware corporation. ACME AtronOmatic is known for its innovative and user-friendly MyRadar app, available for iOS, Android, Windows, and Xbox. The app features cutting-edge data visualizations and alerting platform that cater to a wide range of users, including outdoor enthusiasts, travelers, general consumers, and business consumers. The app acts as a distribution platform for all the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently completed launches and is preparing for additional launches of its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform.

We believe we are positioned to serve a currently-underserved segment within this market by delivering data and services through a consumer-friendly platform. We aim to provide an accessible, seamless pathway to data and services through the MyRadar app that can optimize business operations, reduce risk, and help mitigate the impacts of adverse weather conditions. Businesses need more effective ways to integrate weather and climate intelligence into their workflows such that they can truly benefit from the knowledge and optimize their operations.

Principal Products and Services

As noted above, the company’s principal product is its MyRadar app. Weather and climate disasters are on the rise. The United States suffered 28 separate billion-dollar disasters in 2023 alone. Everyday people need modern tools to help them navigate the weather and to plan ahead for impending severe weather events, and while there is a considerable amount of data and technology being brought to bear, consumers and businesses need effective tools to help digest all this information to turn it into actionable insights and direct guidance. We believe MyRadar has excelled at this task for the last decade, and we're seeking to continue our innovation by bringing advanced orbital sensors combined with artificial intelligence to keep up the pace in providing services that users need to help them optimize their lives and business operations.

For over a decade, MyRadar has created innovative features, data visualizations and alerting services. The company is continuing to expand on those features and services, and our anticipated satellite constellation can be a huge part of that. MyRadar already provides an enormous list of features and services for end users — from basic day-to-day storm awareness, to rain alerts, and information about heat extremes, smoke and air quality conditions, wildfires, earthquakes, and tropical cyclones, just to name a few. We have released RouteCast, our proprietary road weather forecast system that predicts not just the weather along your route, but also the surface conditions and delay risks associated with the trip.

This level of granularity provides value not just for the everyday driver, but the professional hauler, as well. The company is integrating this feature with our CarPlay, Android Auto, and Android Automotive apps, but we are also wrapping it into services that are specifically geared for small and large businesses managing fleets of vehicles that move about our system of roads. Weather and vehicle tracking are all in one place, integrated seamlessly with existing logistics and operations packages.

The company is also developing new features for MyRadar utilizing the latest breakthroughs in AI, such as natural language models, augmented reality, and virtual reality. Additionally, we are curating a suite of tools that will empower individuals to navigate their lives and businesses more effortlessly.

AI Capabilities

Our existing technology utilizes artificial intelligence as part of its rain prediction algorithms to more accurately predict rain for our nowcast product. This is unique to the company and is protected by patent 11,561,326. When used, the technology allows for correction of the biases of an advection-based nowcast and allows for growth and decay.

In furtherance to the technologies being developed and deployed, a significant investment in research and development of AI models and algorithms are being engineered and created to enhance the information delivered to the MyRadar app.

The company’s HORIS satellite platform, under development with support from the National Oceanic and Atmospheric Administration (NOAA), incorporates AI for tasks including scene classification, super-resolution imaging, and radiative transfer calculations for atmospheric composition correction. These technologies improve the precision and utility of the data collected by our satellites, facilitate miniaturization, and allow them to send alerts based on data processed onboard. The company also utilizes AI for image to text translation and implement language models to facilitate efficient communication between our orbital systems and ground stations.

In addition to the satellite constellation, advanced AI and machine learning technologies are being developed across multiple facets of our proprietary weather forecasting and satellite data processing technologies.

As part of the company’s work with the US Navy, we are using convolutional neural networks for bias correction in short-term weather forecasts and for data fusion, combining observational and model data into cohesive forecast products. This integration enhances the reliability and accuracy of our forecasts. In addition, we apply machine learning techniques such as lasso regression and random forests for multi-class classification of road conditions and regression analysis for road temperature forecasts. These technologies are critical for real-time, accurate assessments of road conditions like those provided today by the MyRadar app.

Product Statistics

Active Users: over 15 million annually

Paid Subscribers: over 318,000

Revenue Generation

MyRadar has both a paid subscription and a free version of the app, which provide for the company’s main sources of revenue through subscription fees and advertising, respectively. The company has seen steady growth in free and paid users since its inception.

We believe that with the planned rollout of additional services related to our satellite constellation, we will be able to enhance the core data products in the MyRadar app - thereby increasing accuracy – and creating an additional product line of high-value remote sensing data and services, potentially allowing us to provide unique and proprietary services to enterprise customers, government institutions and defense agencies.

Data Sales

In addition to subscription and advertising revenues for the MyRadar app, the company generates a portion of its revenue from sales of anonymized and aggregated user data to a variety of customers. The data sales agreements associated with these sources of revenue are not-exclusive and do not create any obligations on the company outside of its ordinary course of business.

Recent Developments

We successfully launched 3 of our engineering prototype satellites in May of 2022 aboard Rocket Lab’s “There And Back Again” mission. This launch followed FCC approval received pursuant to the FCC review process for commercial small satellite launches. Communications were established and imagery and data were sent back to Earth, validating the engineering process and the basic platform. We also successfully completed a Phase I STTR contract for AFWERX and demonstrated the ability to detect plasmas like those resulting from hypersonic missiles. This technology will be integrated into MyRadar’s satellite constellation for orbital detection, and has civilian use cases for monitoring hazard phenomena and emissions from the Earth’s surface impacting climate change. We are currently in discussions with the United State Air Force for an additional Phase I contract that is subject to final approval by the Air Force.

In 2023 we have successfully completed our Phase I SBIR grant with NOAA to build and test an engineering prototype of our HORIS constellation satellite. HORIS stands for “Hyperspectral Orbital Remote Imaging Spectrometer. Each satellite is a 10 centimeter cube, and is equipped with a high-resolution visible light camera, near-infrared hyperspectral camera, and a thermal imager. HORIS is intended to speed the detection of wildfires, allowing for improved mitigation efforts as part of NOAA’s Orbital Wildfire Resilience (OWR) project. We were awarded a Phase 2 SBIR grant with NOAA in 2023 for OWR. We were also chosen as an Early Access Partner by Google to provide our AI-driven road weather prediction feature using their new Android Automotive platform, soon to be available in vehicles by Ford, GM, Volvo, Porsche, and others. This will complement our Apple CarPlay and Android Auto apps, as a native experience that runs right in the car without a phone.

Additionally, we were selected for a Phase I STTR contract with the Navy to apply our patented nowcasting technology to cloud cover prediction. This project has since advanced into the Phase I Option period and has been selected for funding for a Phase II contract. This project has been awarded and work has begun. Once complete, in addition to selling this data service to the Navy, it will help us offer unique products not found with other weather providers – better cloud prediction for aviation, done use, solar power optimization, skygazing, agriculture, and other applications. We were also selected for and are entered into a contract for an additional Phase I SBOR contract by AFWERX for hypersonics data compression and research, which has been completed. Most recently, we were selected for funding on a Phase I DTRA project, for which we are awaiting contract negotiations.

Outside of government grants and programs, MyRadar has entered into a contract with Allstate Insurance Company to provide AI-enhanced weather hazard warnings. The contract has an initial service term through November 14, 2025.

Market

The Software as a Service (SaaS) sector, valued at $237 billion in 2022, is anticipated to reach $908 billion by 2030. Advances in artificial intelligence and commercial space technologies, some of which are championed by MyRadar, present an agile and innovative company like ours with the opportunity to offer pioneering products and services. As a top 5 weather app in the Weather category on the iOS app store, we’ve built a loyal following of customers who find incredible value in the services we provide. Our app user base continues to grow, and our subscriber count climbs along with it as users see the benefit of supporting our company.

Competition

In the consumer market, our competitors include the traditional weather information service providers like The Weather Channel, Accuweather, and others. We believe our patented technology and alerting capabilities allow us to offer higher accuracy and reduced latency on weather alerts and other services.

Intellectual Property

The company’s intellectual property is a key differentiator from competitors in its market. The following table sets out the patents and applications received and filed by the company:

JURIS	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	System and Method for Generating Accurate Hyperlocal Nowcasts	Patented	16 /414,898	May 17, 2019	11,561,326	January 24, 2023
US	Methods and Devices for Earth Remote Sensing Using Stereoscopic Hyperspectral Imaging in the Visible (VIS) and Infrared (IR) Bands	Patented (two divisional)	16 /925,164	July 9, 2020	11,532,155 11,854,256	December 20, 2022 December 26, 2023
US	Method for Determining Ocean Surface Winds from Synthetic Aperture Radar Satellite Data	Pending	18 /066,406	December 15, 2022
US	Polarimetric Light Field Imaging System for Standoff Characterization	Pending	63 /472,639	June 13, 2023
US	Method and Device for Onboard AI Analysis of Hyperspectal Datacubes for Low Bandwidth Alerting and Interactive Communication	Pending

Employees

The company currently utilizes a team of 37 full time employees.

Property

The company does not own any significant real property. The company leases 7,646 square feet of office space at 111 West Jefferson Street, Orlando, Florida, which serves as its headquarters. The lease renewed on August 1, 2024.

Litigation

The company is not involved in any current or pending litigation matters.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s consolidated financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2024 and December 31, 2023 should be read in conjunction with our financial statements and the related notes included in this report.

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Results of Operations

Fiscal Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Net Revenues

For the year ended December 31, 2024, the company generated net revenues of $10,292,290 compared to net revenues of $8,954,131 for the year ended December 31, 2023. This represents a year-over-year increase of $1,338,159, or approximately 15%. Net revenues consist of the gross revenues received from MyRadar app subscriptions or in-app purchases on the MyRadar app, as well as revenues from government contracts, and data sales, reduced by amounts owed as a result of those revenues to the digital vendors of the MyRadar app.

While the company generates revenue through advertisements within its free MyRadar app, that advertising revenue is subject to significant reductions due to digital vendors as a result of their distribution policies, which is why the company presents the advertising revenue on a net revenue basis.

For the 2024 fiscal year, the company’s net revenue composition was approximately as follows:

Net Revenue Source	Amount
Advertising revenue	$2,892,397
Subscription revenue	$5,459,386
Data sales	$1,297,548
Federal contracts	$493,273

In the past few years, the company has emphasized its subscription app, which allows for steadier, recurring revenue that is not reduced by amounts owed to digital vendors. Retention on monthly subscriptions averages 95% month over month for the 12 month period ending December 31, 2024, and on annual subscriptions it averages 70% year over year for the 12 month period ending December 31, 2024.

Operating Expenses

Operating expenses consist of general and administrative expenses, such as employee compensation, research and development associated with new products and improvements to existing products, and sales and marketing expenses. During the 2024 fiscal year, our operating expenses increased to $15,065,989 compared to $9,992,214 in fiscal year 2023. The main driver of the increase was an increase in our salaries and wages from $3,470,562 to $8,264,953 associated with significant increases in headcount associated with supporting HORIS satellite development and federal contracts. In addition, our Research & Development expenses increased from $2,002,657 to $6,029,293 as we continued development of features associated with the MyRadar app and upcoming satellite launch.

Liquidity and Capital Resources

As of December 31, 2024 Compared with December 31, 2023

Assets

The vast majority of the company’s assets are current assets rather than fixed or long-term assets. As of December 31, 2024, the company held cash and cash equivalents of $271, while recording accounts receivable, representing amounts due from digital vendors providing the MyRadar app, of $1,789,509. This is a significant increase from December 31, 2023, of accounts receivable of $837,512.

As a result, the company’s assets as of December 31, 2024 was $1,789,780 compared to $1,046,882 as of December 31, 2023.

Liabilities and Outstanding Debts

As of December 31, 2024, the company’s current liabilities were mostly associated with the day-to-day operation of the company, composed of accounts payable, credit card expenses, and lines of credit to smooth out the company’s cash flow requirements.

The company entered into a line of credit with a lender. The first line of credit was entered into in fiscal year 2022 and allows for borrowing up to $167,265 at an interest rate of 1.85%. As of December 31, 2024 and December 31, 2023, the outstanding balance on this line of credit was $101,851 and $57,281, respectively.

The company has also borrowed funds directly from its CEO in fiscal year 2024 in an undocumented loan. The loan is interest-free. As of December 31, 2024, the outstanding balance on this line of credit was $53,404. During 2024, the company borrowed an additional $200,000 from its CEO in an undocumented, interest free loan.

The company entered into a loan agreement in fiscal year 2018, allowing for a borrowing amount of $517,200 at a fixed interest rate of 7.5%. The loan is to be repaid in one hundred and twenty monthly installments of $6,730. The principal balance outstanding on loan as of December 31, 2024 and 2023 is $256,711 and $307,301, respectively. The loan will mature in 2028.

The company has also received financing from a lender that was originally issued in 2021. The company reorganized the loan in January 2023, increasing the amount of the lending facility available. As of December 31, 2024 the outstanding balance on this loan was $104,131 compared to $19,309 as of December 31, 2023.

The company entered into a loan agreement in March 2023. The facility allows borrowing up to $73,000. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $62,038 and $7,972 respectively.

The company entered into a loan agreement in May 2024. The original loan amount on the facility was $315,000 maturing in November 2024. The loan carries a fixed interest of $126,000 and the loan is to be repaid in 29 equal weekly installments of $15,225 which includes the principal and interest. In September, the company reorganized the loan agreement, when the principal balance outstanding on the original loan was $127,206, for an extended facility amounting to $493,500 and the outstanding balance on the original loan was rolled into the new loan. The terms for the loan as adjusted are 30 weekly payments of $14,516. The principal outstanding balance on this facility as of December 31, 2024 is $205,801.

The company entered into a loan agreement in September 2024. The original loan amount on the facility was $100,000 maturing in March 2025. The loan carries a fixed interest of $49,900 and the loan is to be repaid in 28 equal weekly installments of $5,353.58 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 is $56,800.

The company entered into a loan agreement in June 2024. The original loan amount on the facility was $300,000 maturing in May 2025. The loan carries a fixed interest of $120,000 and the loan is to be repaid in 48 equal weekly installments of $8,750 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 is $157,165.

The company entered into a loan agreement in March 2024 to purchase a Tesla Cybertruck in the amount of $91,786. The loan carries a fixed interest rate of 6.49% and the loan is to be repaid in 72 equal monthly installments of $1,547 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 is $83,280.

The company entered into a loan agreement in August 2024. The facility allows borrowing up to $45,000. The interest rate is 17%. The total outstanding balance as of December 31, 2024 was $24,000

As a result of the foregoing, the company recorded total liabilities of $2,625,410 as of December 31, 2024 compared to $830,591 as of December 31, 2023.

Trend Information

The company is currently in the growth stage and generating revenue. With the increased emphasis on subscription based revenues through the MyRadar app, management hopes to see increased revenues going forward. There is no certainty that we will be able to significantly increase subscribers. Additional revenue channels may open up to the company following the launch of its HORIS satellite-based earth observation platform. The first two pathfinder units in the HORIS platform have been assembled and integrated into a launch system for a June 2025 launch. When the data received from HORIS comes online, we believe there will be new demand from government and enterprise customers.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets out the company’s officers and directors as of the date of this report. All of the officers and directors work with the company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers: Directors:
Andrew Green	President, Chief Executive Officer	55	2009 until present.	Full time
Sarvesh Garimella	Chief Technology Officer	34	2019 until present	Full time
Chandler Heitmann	Chief Operating Officer	30	2023 until present	Full time
Directors:
Andrew Green	Director	55	2009 until present
Key Employees
Jason Weinberger	VP of Weather Data Sales	47	2023 until present	40
David Ryglicki	Principal Scientist	41	2022 until present	40

Andrew Green, Founder, CEO and Director

Andy Green is the founder and CEO of ACME AtronOmatic, founding the company in 2009 following years of experience in technology and information services. In 1989, Andy started one of the world’s first public-access Internet service providers, Intelecom Data Systems Inc. The service pioneered the use of modern Internet access technologies commonly used today, including Internet over Cable TV networks and Internet over DSL lines. The service was sold in 1998. In 2000, Green formed an Internet-based aviation information services company, Aviation Data Systems, which evolved into a software and services company that is today known as ACME AtronOmatic, Inc. The company’s primary product is the popular MyRadar weather and environmental information app. For his efforts in advancing weather and environmental awareness, Green was nominated Weatherperson of the Year in December 2020 by the Federal Alliance for Safe Homes, for his leadership in promising disaster safety and resilience.

Sarvesh Garimella, Chief Technology Officer

Dr. Sarvesh Garimella serves as the company’s Chief Technology Officer and works at the interface of artificial intelligence, atmospheric science, and instrument development. He oversees the research and innovation efforts for the company’s MyRadar app to create novel capabilities and products. With a background in planetary science and environmental engineering as an undergraduate at Caltech (BS ’11), his graduate career focused on clarifying the role of anthropogenic emissions of particulate matter on clouds and climate. He was awarded a masters in Atmospheric Science (SM ’14) and doctorate in Climate Physics and Chemistry at MIT (PhD ’16), where his research focused on developing the Spectrometer for Ice Nuclei and representing the microphysical underpinnings of ice cloud formation in global climate models with a machine learning approach. As part of his past affiliation with the MIT Center for Global Change Science, his studies also examined the policy implications of this research from both a climate and human health perspective.

Chandler Heitmann, Chief Operating Officer

Chandler Heitmann, currently serves as the company’s Chief Operating Officer. Chandler is a Florida native, graduated from Florida State University with a degree in Criminology. After completing her education, she returned to her hometown of Naples, FL, where she helped manage a successful political mayoral campaign. In 2016, Chandler transitioned to the sports industry by joining the Orlando Magic, where she served as a Premium Guest Service Representative & Corporate Office Guide. As of October 2018, she has been working for MyRadar and started as the Executive Assistant to the CEO, with a primary focus on managing the CEOs day to day responsibilities in areas such as operations, human resources, billing and other administrative tasks. Her dedication and capabilities led to her promotion to the position of Chief Operating Officer. In this role, she assumes the responsibility of overseeing all operational aspects of the company while maintaining a close partnership with the CEO.

Jason Weinberger, VP of Weather Data Sales

Jason Weinberger joined the company in 2023 and serves as the VP of Weather Data Sales. Prior to ACME AtronOmatic, Jason was a sales leader on the Xweather team with Vaisala, where he served as Head of Weather Sales and Solutions from January 2022 to June 2023, and Business Area Manager from 2017 until his promotion to Head of Weather Sales. Prior to that, Jason served as National Sales Manager for In-Situ, and held sales management roles with other businesses as well. In these roles, Jason helped deliver multi-million-dollar revenue growth through sales planning, process optimization, and disciplined execution. From those and previous roles, and his work with the company, Jason has shown himself to be a seasoned sales strategist. Jason received his MBA with a focus on Marketing from the University at Albany in 2000.

David Ryglicki, Principal Scientist

David Ryglicki services as the Principal Scientist with the company, a position he has held since 2022. Prior to his role with the company, Dr. Ryglicki worked for the federal government for 10.5 years, with the majority of those years in service to the United States Navy as an employee of both the Fleet Numerical Meteorology and Oceanography Center (FNMOC), from 2011 to 2015, and the Naval Research Laboratory (NRL) in Monterey, CA, from 2015 to 2021. His major accomplishments at FNMOC include the successful transition of the new NAVGEM ensemble forecast system, including all operational scripting and post-processing while supervising a contractor to handle the verification analyses, and developing tactical decision aids for warfighter support of various field campaigns such as the Syrian civil war and asset retrievals in foreign seas. He moved to NRL in 2015 as a National Research Council postdoctoral scholar and was subsequently promoted to full-time federal employment again as a Meteorologist in 2017. His work primarily encompasses tropical cyclones (discovering a new pathway to rapid intensification in hostile environmental conditions) and development of the Navy’s next-generation NWP model, NEPTUNE, using novel spectral element methods. With ACME AtronOmatic, he has developed AI/ML models to perform bias correction, single-image super resolution tasks, and spectral classification.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2024 we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Andrew Green	CEO	$970,300	-		$970,300
Sarvesh Garimella	CTO	$398,600	-		$398,600
Chandler Heitmann	COO	$139,200	-	(1)	$139,200

(1)	During the fiscal year ended December 31, 2024, Chandler Heitmann was granted options to acquire 113,464 shares of Common Stock at a price of $3.00 per share, which is equal to the per share price of the company’s securities in its Regulation CF offering initiated on July 18, 2023.

For the fiscal year ended December 31, 2024, our sole director did not receive any compensation for his services solely as a director of the company.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Green, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801	21,700,000 shares of Common Stock	--	84.99%
Common Stock	Sarvesh Garimella, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801	1,633,333 shares of Common Stock		6.39%
Common Stock	Chandler Heitmann, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801		113,464 shares of Common Stock acquirable pursuant to the company’s 2024 Equity Incentive Plan.	0.44%
Officers and Directors as a Group		23,333,333 shares of Common Stock	113,464 shares of Common Stock	91.82%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company has also borrowed funds directly from its CEO in fiscal year 2024 and 2023 in an undocumented loan. The loan is interest-free. As of December 31, 2024, the outstanding balance on this line of credit was $53,404. During 2024, the company borrowed an additional $200,000 from its CEO in an undocumented, interest free loan.

ITEM 6. OTHER INFORMATION

We have no other information to disclose that was required to be in a report on Form 1-U.

ITEM 7. FINANCIAL STATEMENTS

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED

DECEMBER 31, 2024 AND DECEMBER 31, 2023

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
ACME AtronOmatic Inc.

Orlando, Florida

Opinion

We have audited the financial statements of ACME AtronOmatic Inc. (the “Company”), which comprise the balance sheets as of December 31, 2024, and 2023 and the related statements of operations, changes in stockholders’ equity, and cash flows (collectively, the “financial statements”) for the period ending December 31, 2024, and 2023 and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and the result of its operations and its cash flows for the period ending December 31, 2024, and 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

May 27, 2025

Los Angeles, California

ACME AtronOmatic, Inc.

Consolidated Balance Sheets

December 31, 2024 and 2023

	2024	2023
Assets
Current Assets:
Cash & Cash Equivalents	$271	$209,370
Accounts Receivable, net	1,789,509	837,512
Total Current Assets	1,789,780	1,046,882

Property & equipment:
Office & computer equipment	112,658	67,406
Furniture & fixtures	5,298	5,298
Vehicles	119,385	7,000
Accumulated depreciation	(87,123)	(66,006)
Property and equipment, net	150,218	13,698

Total assets	$1,939,998	$1,060,580

Liabilities & Stockholders' Equity

Current Liabilities:
Accounts payable	$523,504	$206,418
Accrued expenses	380,159	241,444
Due to related party	53,404	34,054
Deferred revenue	629,293	-
Current portion of notes payable	680,854	57,416
Line of credit	101,851	57,281
Total current liabilities	2,369,065	596,613

Long-term debt, notes payable	256,345	233,978

Total liabilities	2,625,410	830,591

Stockholders' Equity
Common stock, $.0001 par value; 25,531,785 and 24,567,018 shares authorized, issued and outstanding at December 31, 2024 and 2023, respectively	2,553	2,457
Additional paid-in-capital	5,958,595	2,115,319
Subscriptions receivable	(273,407)	(806,692)
Accumulated deficit	(6,373,153)	(1,081,095)
Total stockholders' equity	(685,412)	229,989

Total liabilities and stockholders' equity	$1,939,998	$1,060,580

See Independent Auditors' Report and the accompanying notes to consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Income Statements

For the Years Ending December 31, 2024 and 2023

	2024	2023
Revenues, net	$10,292,290	$8,954,131

Operating Expenses
Salaries & wages	8,264,953	3,470,562
Research & development	6,029,293	2,002,657
Depreciation & amortization	24,298	13,907
General and Administrative	747,444	4,505,088
Total Operating Expenses	$15,065,989	$9,992,214

Operating income (loss)	(4,773,698)	(1,038,083)

Other income (expense)
Interest expense	(518,360)	(421,728)
Other income	-	2,197
Total other income (expense)	(518,360)	(419,531)

Net income (loss) before provision for income taxes	(5,292,058)	(1,457,614)

Provision (Benefit) for income taxes	-	-

Net income (loss)	$(5,292,058)	$(1,457,614)

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ending December 31, 2024 and 2023

						Retained
						Earnings
	Members'	Common Stock		Subscription	Additional Paid	(Accumulated
	Equity	Shares	Value	Receivable	in Capital	Deficit)	Total Equity
Balance December 31, 2022	$(801,417)	-	$-	$-	$-	$376,519	$(424,898)

Stockholders' distributions, net	(192,945)	-	-	-	-	-	(192,945)
Conversion to C Corporation	994,362	-	-	-	(994,362)	-	-
Issuance of Common Stock	-	24,567,018	2,457	(806,692)	3,109,681	-	2,305,446
Net Loss	-	-	-	-	-	(1,457,614)	(1,457,614)

Balance December 31, 2023	-	24,567,018	2,457	(806,692)	2,115,319	(1,081,095)	229,989

Issuance of common stock	-	964,767	96	533,285	2,855,087	-	3,388,468
Stock-based compensation	-	-	-	-	988,189	-	988,189
Net loss	-	-	-	-	-	(5,292,058)	(5,292,058)

Balance December 31, 2024	$-	25,531,785	$2,553	$(273,407)	$5,958,595	$(6,373,153)	$(685,412)

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

ACME AtronOmatic, Inc.
Consolidated Statement of Cash Flows
For the Years Ending December 31, 2024 and 2023

	2024	2023
Cash Flows from Operating Activities
Net Income (Loss)	$(5,292,058)	$(1,457,614)
Adjustments to reconcile net income (loss) to net cash
provided for (used in) operating activities
Depreciation & amortization	24,298	13,908
Stock Based Compensation	988,189
Changes in operating assets and liabilities
Accounts receivable, net	(951,996)	(687,706)
Accounts Payable	317,088	171,217
Accrued expenses	138,712	110,301
Due to related parties	19,350	-
Deferred revenue	629,293	-
Net cash provided (used) by operating activities	(4,127,124)	(1,849,894)

Cash Flow from Investing Activities
Purchases of property plant & equipment	(157,638)	-
Net cash provided (used) by investing activities	(157,638)	-

Cash Flow from Financing Activities
Issuance of common stock	3,388,468	2,115,319
Borrowing on line of credit, net of payments	44,570	(7,032)
Borrowing on notes payable, net of payments	642,625	(299,402)
Net cash provided (used) by financing activities	4,075,663	1,808,885

Net decrease in cash and cash equivalents	(209,099)	(41,009)

Cash and equivalents, beginning of year	209,370	250,379

Cash and equivalents, end of year	$271	$209,370

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$518,360	$421,728

Other Non-Cash Investing and Financing Activities and Supplemental Disclosures

Conversion of stockholder contributions/distributions, net to additional paid-in-capital	$-	$992,709

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

1.	NATURE OF OPERATIONS

ACME AtronOmatic Inc. was incorporated on July 7, 2023, in the state of Delaware. The Company is a holding company incorporated to act as the parent of ACME AtronOmatic, LLC, a limited liability company incorporated in the state of Florida on August 18, 2009. On the date of incorporation of ACME AtronOmatic Inc., all the issued and outstanding shares of the ACME AtronOmatic, LLC were surrendered by the existing shareholders in exchange for 23,333,333 shares in the ACME AtronOmatic Inc. As of December 31, 2024, ACME AtronOmatic Inc. owns 100% of the issued and outstanding shares of ACME AtronOmatic, LLC.

ACME AtronOmatic, LLC is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar®, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers.

The app acts as a distribution platform for all of the company’s data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar® platform.

The Company’s headquarters are located in Orlando, Florida.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements (which may be referred to as the “financial statement”) are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements of ACME AtronOmatic Inc. (parent) and ACME AtronOmatic, LLC (subsidiary) are consolidated and all significant intercompany transactions and balances have been eliminated in consolidation. The Company has adopted the calendar year as its basis for reporting.

Since the ACME AtronOmatic, LLC (subsidiary) has been in formation and conducting business since 2009 and ACME AtronOmatic, Inc does not have any operations except for to act as a holding company, the comparative consolidated financial statements have been presented based on the premise as if the ACME AtronOmatic Inc. has been in existence since the earliest period presented in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and December 31, 2023, the Company’s cash and cash equivalents did not exceed FDIC insured limits by $0 and $0, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company’s customers are direct consumers and pay at the time of purchase. As of December 31, 2024 and 2023, the Company determined an allowance for expected credit losses was $17,400 and zero, respectively.

Software Development Costs – Externally Sold Software

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1)	Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2)	Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)	Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of platforms and mobile aps for aviation, weather, and consumer sectors, as well as from advertising.

Deferred Revenue

Deferred revenue represents prepaid subscriptions of the Company’s MyRadar application.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and December 31, 2023 amounted to $2,200,603 and $2,286,497, respectively, which is included in general and administrative expense in the accompany financial statements.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit as of December 31, 2024.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 27, 2024, which is the date the financial statements were issued.

3.	DEBT

The Company entered into a loan agreement with Small Business Administration (“SBA”) in fiscal year 2018. The original borrowing amount on the facility was $517,200. The loan carries a fixed interest rate of 7.5% and the loan is to be repaid in one hundred and twenty monthly installments of $6,730 including principal and interest. The principal balance outstanding on loan as of December 31, 2024 and 2023 is $256,711 and $307,301, respectively. The loan will mature in 2028.

The Company entered into a loan agreement with Mulligan Funding (lender) in the fiscal year 2021. The original loan amount on the facility was $400,000 maturing in September 2024. The loan carries a fixed interest of $96,000 and the loan is to be repaid in fifty equal weekly installments of $9,841 which includes the principal and interest. In January 2023, the Company reorganized the loan agreement with Mulligan Funding, when the principal balance outstanding on the original loan was $221,215, for an extended facility amounting to $702,594 and the outstanding balance on the original loan was rolled into the new loan. In April 2024, the Company entered into a new loan agreement when the initial loan was paid off. The new loan amount on the facility was $250,000 maturing in May 2025. The loan carries a fixed interest of $52,500 and is to be repaid in 58 payments of $5,144.55. The principal outstanding balance on this facility as of December 31, 2024 and 2023 is $104,131 and $19,309, respectively.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

The Company entered into a loan agreement with Aspire Funding (lender) in the May 2024. The original loan amount on the facility was $315,000 maturing in November 2024. The loan carries a fixed interest of $126,000 and the loan is to be repaid in 29 equal weekly installments of $15,225 which includes the principal and interest. In September, the Company reorganized the loan agreement with Aspire Funding, when the principal balance outstanding on the original loan was $127,206, for an extended facility amounting to $493,500 and the outstanding balance on the original loan was rolled into the new loan. The terms for the loan as adjusted are 30 weekly payments of $14,516. The principal outstanding balance on this facility as of December 31, 2024 and 2023 is $205,801 and $0, respectively.

The Company entered into a loan agreement with Blade Funding (lender) in the September 2024. The original loan amount on the facility was $100,000 maturing in March 2025. The loan carries a fixed interest of $49,900 and the loan is to be repaid in 28 equal weekly installments of $5,353.58 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 and 2023 is $56,800 and $0, respectively.

The Company entered into a loan agreement with Forward Financing (lender) in June 2024. The original loan amount on the facility was $300,000 maturing in May 2025. The loan carries a fixed interest of $120,000 and the loan is to be repaid in 48 equal weekly installments of $8,750 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 and 2023 is $157,165 and $0, respectively.

The Company entered into a loan agreement with JP Morgan Chase (lender) in March 2024 to purchase a vehicle in the amount of $91,786. The loan carries a fixed interest rate of 6.49% and the loan is to be repaid in 72 equal monthly installments of $1,547 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 and 2023 is $83,280 and $0, respectively.

The Company entered into a loan agreement in August 2024 with Intuit Inc. The facility allows borrowing up to $45,000. The interest rate is 17%. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $24,000 and $0 respectively. The entire balance is classified as current.

The Company entered into a loan agreement in March 2023 with FundBox. The facility allows borrowing up to $73,000. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $62,038 and $7,972 respectively. The entire balance is classified as current.

The summary of the future maturities of loans is as follows:

As of Year Ended December 31,
2025	$680,854
2026	76,293
2027	82,075
2028	74,350
2029	17,526
Thereafter	6,103
Total	$937,201

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

Line of Credits

The Company entered into a Line of Credit agreement during fiscal year 2023. The credit facility allows borrowing up to $167,265. The interest rate is 1.85% plus draw fees of 1.6%. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $101,851, and $57,281, respectively. The entire balance is classified as current.

4.	Related Party

During the year ending 2024 and 2023, the Company entered into an interest-free loan with its major stockholder and CEO in the amount of $53,404 and $34,054, respectively. The total outstanding balance as of December 31, 2024 and 2023 was $53,404 and $34,054, respectively. The entire balance is classified in currently liabilities of the accompanying financial statements.

5.	Share-based compensation

The Company’s share-based compensation plans provide for granting incentive stock options to employees and consultants.

On February 1, 2024, the Acme AtronOmatic, Inc. granted to each full-time employee an option to purchase various shares of the Company’s stock at $3 per share which is equal to the estimated fair value of the stock on the date of grant. The employee options vest five years from the date of grant, and are exercisable from then through a period of ten years from the date of grant. Management anticipates the average term of the employee options will be five years.

Management has determined that it is not possible to reasonably estimate the grant-date fair value of the options because no new stock has been issued for several years and management has been unable to identify a similar public company to be used as a benchmark. Accordingly, the Company has accounted for the options using the calculated value method. Management considers the Dow Jones small cap food products index to be representative of the Company’s size and industry and has used the historical closing total return values of that index for the five years immediately prior to the date of grant to estimate volatility.

Using the Black-Scholes-Merton option pricing model, management has determined that the options issued in 2024 have a value of $3.12 per share. Total compensation cost is $988,189 for the 2024 options. Compensation cost will be recognized over the five-year service period that began at the date of grant. For the years ended December 31, 2024, the Company recognized $988,189, as compensation cost and recorded related deferred tax benefits of $207,520.

At December 31, 2024, unrecognized compensation cost related to nonvested awards totaled $4,124,469. Of this amount, $1,078,024 will be recognized in 2025 and $1,078,007 in 2026. The weighted average period over which this remaining compensation cost will be recognized is 3 years.

The assumptions used and the calculated fair value of options granted to employees and nonemployees are as follows:

Employee
2024
Expected dividend yield	-0-
Risk-free interest rate	4.23%
Expected life in years	10
Expected volatility	75%
Weighted average fair value of options granted	$3.12

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

The following is an analysis of employee options to purchase shares of the Company’s stock issued and outstanding:

	Employee	Weighted Average
	Options	Exercise Price
Total options outstanding, January 1, 2024	-	-
Granted	988,189	$3.00
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2024	988,189	$3.00
Granted	89,835	$3.00
Exercised	-	-
Expired/cancelled	-
Total options outstanding, December 31, 2025	1,078,024	$3.00
Options exercisable, December 31, 2025	1,078,024	$3.00

During 2024 , no shares were exercised. In accordance with Company policy, the company has reserved shares for issuance under the plan.

At December 31, 2024, vested, exercisable employee options were outstanding of 1,637,492 shares at an exercise price of $3.00. The weighted average fair value of these options is $3.12. These options all have a remaining term of 10 years and expire January 31, 2034.

6.	Commitments and Contingencies

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

7.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through May 27, 2025, which is the date the financial statements were available to be issued.

As of May 27, 2025 the Company received proceeds from their crowdfunding campaign in the amount of $1,109,885, net of issuance costs.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

ITEM 8. INDEX TO EXHIBITS

2.1	Certificate of Incorporation*

2.2	Certificate of Amendment to the Certificate of Incorporation*

2.3	Bylaws*

3.1	Stockholder Agreement*

4.1	Subscription Agreement*

11.1	Consent of Independent Auditor

* Filed as exhibits to the company’s Form 1-A (File No. 024-12445)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACME AtronOmatic, Inc.

By:	/s/ Andrew Green
Name:	Andrew Green
Title:	Chief Executive Officer

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Green

Andrew Green, Chief Executive Officer, principal
financial officer, principal accounting officer, and Director

Date: May 27, 2025